UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*


                              Innopet Brands Corp.

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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   45765C 10 3

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                                 (CUSIP Number)

                                December 31, 1999

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             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed.

|X| Rule13d-1(b)
| | Rule13d-1(c)
|_| Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45765C 10 3             13G/A             Page 2 of 11 Pages


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   1     NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Joseph Stevens & Company, Inc. (successor to Joseph Stevens & Company, L.P.)

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

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                           5    SOLE VOTING POWER

       NUMBER OF                450,000 shares of Common Stock.  See Item 4.
         SHARES

      BENEFICIALLY         6    SHARED VOTING POWER

                                N/A

        OWNED BY           7    SOLE DISPOSITIVE POWER

          EACH                  450,000 shares of Common Stock.  See Item 4.
       REPORTING

      PERSON WITH          8    SHARED DISPOSITIVE POWER

                                N/A

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         450,000 shares of Common Stock.  See Item 4

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES        _
         CERTAIN SHARES                                            |_|

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.8% of shares of Common Stock.  See Item 4.


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   12    TYPE OF REPORTING PERSON*

         BD

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

CUSIP NO.  45765C 10 3             13G/A             Page 3 of 11 Pages

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   1     NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Joseph Sorbara

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                           5    SOLE VOTING POWER

       NUMBER OF                450,800 shares of Common Stock.  See Item 4.
         SHARES

      BENEFICIALLY         6    SHARED VOTING POWER

                                N/A

        OWNED BY           7    SOLE DISPOSITIVE POWER

          EACH                  450,800 shares of Common Stock.  See Item 4.
       REPORTING

      PERSON WITH          8    SHARED DISPOSITIVE POWER

                                N/A

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         450,800 shares of Common Stock.  See Item 4

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES        _
         CERTAIN SHARES                                            |_|

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.8% of shares of Common Stock.  See Item 4.


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   12    TYPE OF REPORTING PERSON*

         IN

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

CUSIP NO. 45765C 10 3             13G/A             Page 4 of 11 Pages


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   1     NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Steven Markowitz

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                           5    SOLE VOTING POWER

       NUMBER OF                450,800 shares of Common Stock.  See Item 4.
         SHARES

      BENEFICIALLY         6    SHARED VOTING POWER

                                N/A

        OWNED BY           7    SOLE DISPOSITIVE POWER

          EACH                  450,800 shares of Common Stock.  See Item 4.
       REPORTING

      PERSON WITH          8    SHARED DISPOSITIVE POWER

                                N/A

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         450,800 shares of Common Stock.  See Item 4

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES        _
         CERTAIN SHARES                                            |_|

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----------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.8% of shares of Common Stock.  See Item 4.


----------------------------------------------------------------------
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   12    TYPE OF REPORTING PERSON*

         IN

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

CUSIP NO.  45765C 10 3             13G/A             Page 5 of 11 Pages

ITEM 1(A). NAME OF ISSUER:

           Innopet Brands Corp.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1 East Broward Boulevard
           Suite 1100
           Fort Lauderdale, FL  33301


ITEM 2(A). NAME OF PERSONS FILING:

           Joseph Stevens and Company, Inc. (successor to Joseph Stevens & Company, L.P.), Mr. Joseph Sorbara and Mr. Steven Markowitz

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           The principal business address for each of
           Joseph Stevens & Company, Inc. and Messrs. Sorbara and Markowitz
           is:
           c/o Joseph Stevens & Company, Inc.
           33 Maiden Lane
           New York, New York  10038

ITEM 2(C). CITIZENSHIP:

           Joseph Stevens & Company, Inc. is incorporated in the state of New York. Mr. Sorbara and Mr. Markowitz are United States citizens

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $.01 par value per share (the "Common Stock").

ITEM 2(E). CUSIP NUMBER:

           45765C 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a)       |X| Broker or Dealer registered under Section 15 of the
                    Exchange Act.

      (b)       |_| Bank as defined in section 3(a)(6) of the Exchange Act.

      (c)       |_| Insurance Company as defined in section  3(a)(19)  of the
                    Exchange Act.

      (d)       |_| Investment  Company  registered  under  section  8  of  the
                    Investment Company Act.

      (e)       |_| An   investment    advisor   in   accordance   with   Rule
                    13d-1(b)(1)(ii)(E);

      (f)       |_| An employee  benefit  plan or endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP NO.  45765C 10 3             13G/A               Page 6 of 11 Pages

      (g)       |_| A parent  holding  company or control  person in  accordance with Rule 13d-1(b)(1)(ii)(G);

      (h)       |_| A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act;

      (i)       |_| A church plan that is  excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act;

      (j)       |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.    OWNERSHIP.

      (a)  Amount Beneficially Owned:

           As of December 31, 1999, Joseph Stevens & Company, Inc. owned warrants ("JSC Warrants") to purchase 225,000 units, each unit consisting of one share of Common Stock and one redeemable common stock purchase warrant ("Redeemable Warrants"). Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. The JSC Warrants were exercisable commencing on December 5, 1997. Therefore, as of December 31, 1999, Joseph Stevens & Company, Inc. beneficially owned 450,000 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

           As of December 31, 1999, Mr. Joseph Sorbara owned 400 shares of Common Stock and 400 Redeemable Warrants. Additionally, Mr. Sorbara was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1999. Based upon the foregoing, as of December 31, 1999, Mr. Sorbara beneficially owned 450,800 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

           As of December 31, 1999, Mr. Steven Markowitz owned 400 shares of Common Stock and 400 Redeemable Warrants. Additionally, Mr. Markowitz was a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. as of December 31, 1999. Based upon the foregoing, as of December 31, 1999, Mr.Markowitz beneficially owned 450,800 shares of Common Stock within the meaning of Rule 13d-3 of the Act.

       (b) Percent of Class:

           As of December 31, 1999, Joseph Stevens & Company, Inc., was the beneficial owner of an aggregate of 450,000 shares of Common Stock, which constituted approximately 7.8% of the shares of Common Stock outstanding (based upon 5,795,225 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended March 31, 1998).

           As of December 31, 1999, Mr. Joseph Sorbara was the beneficial owner of an aggregate of 450,800 shares of Common Stock, which constituted approximately 7.8% of the shares of Common Stock outstanding (based upon 5,795,225 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended March 31, 1998).

CUSIP NO. 45765C 10 3            13G/A             Page 7 of 11 Pages

           As of December 31, 1999, Mr. Steven Markowitz was the beneficial owner of an aggregate of 450,800 shares of Common Stock, which constituted approximately 7.8% of the shares of Common Stock outstanding (based upon 5,795,225 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarterly period ended March 31, 1998).

       (c) Number of shares as to which such person has:

           (i)  Sole power to vote or direct the vote:

                As of December 31, 1999, Joseph Stevens & Company, Inc. had sole power to vote or direct the vote of 450,000 shares of Common Stock. See Item 4(a) above. As of December 31, 1999, Joseph Sorbara had sole power to vote or direct the vote of 450,800 shares of Common Stock. See Item 4(a) above. As of December 31, 1999, Steven Markowitz had sole power to vote or direct the vote of 450,800 shares of Common Stock. See Item 4(a) above.

           (ii) Shared power to vote or direct the vote:

                Not applicable.

           (iii)Sole power to dispose or to direct the disposition of:

                As of December 31, 1999, Joseph Stevens & Company, Inc. had sole power to dispose or to direct the disposition of 450,000 shares of Common Stock. See Item 4(a) above. As of December 31, 1999, Joseph Sorbara had sole power to dispose or to direct the disposition of 450,800 shares of Common Stock. See Item 4
               (a) above.  As of December 31, 1999, Steven Markowitz had sole power to dispose or to direct the disposition of 450,800 shares of Common Stock. See Item 4(a) above.

           (iv) Shared power to dispose or to direct the disposition of:

                Not applicable.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP.

           Not Applicable.

CUSIP NO. 45765C 10 3            13G/A             Page 8 of 11 Pages


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable.


ITEM 10.   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 45765C 10 3              13G/A             Page 9 of 11 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 11, 2000
                                        ------------------------------
                                                  (Date)


                                         JOSEPH STEVENS & COMPANY, INC.

                                             /s/ Joseph Sorbara
                                        -------------------------------
                                                 Joseph Sorbara
                                            Chief Executive Officer



                                             February 11, 2000
                                        ------------------------------
                                                  (Date)

                                             /s/ Joseph Sorbara
                                        -------------------------------
                                               (Signature)



                                               Joseph Sorbara
                                        -------------------------------
                                                  (Name)



                                           February 11, 2000
                                        ------------------------------
                                                  (Date)


                                            /s/ Steven Markowitz
                                        -------------------------------
                                               (Signature)



                                               Steven Markowitz
                                        -------------------------------
                                                  (Name)

CUSIP NO. 45765C 10 3              13G/A             Page 10 of 11 Pages

                                  EXHIBIT INDEX


EXHIBIT NO.                     TITLE:            SEQUENTIALLY NUMBERED PAGE
                                                    ON WHICH EXHIBIT BEGINS

   1.           Joint Filing Agreement pursuant              11
                to Rule 13d-1(f)(1) under the
                Securities Exchange Act of 1934,
                as amended, among Joseph Stevens
                & Company, Inc., Mr. Joseph
                Sorbara and Mr. Steven Markowitz

CUSIP NO. 45765C 10 3              13G/A               Page 11 of 11 Pages


                                    EXHIBIT 1

         Joint Filing Agreement pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

               Each of the  undersigned hereby agrees  to be included in the filing of the Schedule 13G dated February 11, 2000 with respect to the issued and outstanding Common Stock of Innopet Brands Corp. beneficially owned by each of the undersigned, respectively.


Dated: February 11, 2000

                                              Joseph Stevens & Company, Inc.


                                                  /s/ Joseph Sorbara
                                             -----------------------------
                                                    Joseph Sorbara
                                                 Chief Executive Officer


                                                   /s/ Joseph Sorbara
                                             -----------------------------
                                                     Joseph Sorbara


                                                  /s/ Steven Markowitz
                                               ---------------------------
                                                     Steven Markowitz